July 11, 2017

VIA EDGAR (Correspondence)
Mr. Jim Allegretto Senior Assistant Chief Accountant Office of Consumer Products U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Enel Generación Chile S.A. Form 20-F for Fiscal Year Ended December 31, 2016 File No. 1-13240 Filed April 27, 2017

Dear Mr. Allegretto,

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission, dated June 30, 2017, in connection with the Annual Report on Form 20-F of Enel Generación Chile S.A. (“Enel Generación Chile” or the “Company”) for the fiscal year ended December 31, 2016. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the 2016 Form 20-F.

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Enel Generación Chile S.A. Form 20-F for the Fiscal Year Ended December 31, 2016

Note 24.5 Other Reserves, page F-96

1.

We note that the spin-off transaction triggered an obligation to pay taxes in Peru of approximately Ch$100 billion which it appears you recorded within equity. If our understanding of your accounting is not correct, please provide the accounting entries to record the tax obligation. If correct, please tell us the authoritative IFRS guidance that requires this tax obligation to be recorded as a charge to equity as opposed to net income. In any event, please tell us whether any future tax benefit will occur as a result of the required recognition of the capital gain and how such tax benefit will be reflected in future financial statements. Please be detailed in your response.

Response:

In response to the Staff’s comment, Enel Generación Chile supplementally advises the Staff as follows:

Empresa Nacional de Electricidad S.A. (“Endesa Chile”) (currently named Enel Generación Chile S.A.) spun-off Endesa Américas S.A. (“Endesa Américas”), which received the equity interests and related assets and liabilities of Endesa Chile’s non‑Chilean businesses. After the spin-off, the continuing company, Endesa Chile, retained the equity interests and related assets and liabilities of Endesa Chile’s businesses in Chile.

The spin-off transaction was carried out by our shareholders to separate the Chilean businesses from the non-Chilean businesses of Endesa Chile, and in substance, was accounted for as an equity transaction.

In connection with its respective spin-off of its non-Chilean businesses completed in April 2016, Enel Generación Chile transferred all the shares of their investments in non‑Chilean subsidiaries and associates, including those held in Peru, to the newly created entity Endesa Américas S.A. Under Peruvian income tax law (Ley de Impuesto a la Renta) these share transfers are subject to income tax, specifically denominated capital gains tax (“CGT”), which must be paid by the non‑resident sellers, Enel Generación Chile.

As of December 31, 2015, in anticipation of the spin-off transaction Enel Generación Chile recognized, in accordance with IAS 12.39, a deferred tax liability in relation to the existing taxable ‘outside’ temporary difference arising from the investment in the subsidiaries that Enel Generación Chile held in Peru, considering that, as part of the spin-off transaction, these investments were to be transferred to Endesa Américas S.A., as it was probable that the temporary difference would be reversed in the foreseeable future. This deferred tax liability was recognized in net income for fiscal year 2015.

In 2016, this CGT was applied to the capital gains resulting from the difference between the fair market value (based on Peruvian transfer pricing rules) of these investments at the transfer date and their acquisition cost. The applicable CGT rate of 30% was paid in fiscal year 2016, the same year in which the spin-off transaction was completed. The CGT tax was recognized in equity together with the corresponding spin-off transaction.

In addition, this CGT was a deductible expense for purposes of determining Enel Generación Chile’s taxable income in Chile, and resulted in a one‑time tax benefit applicable for Chilean income tax for fiscal year 2016, after giving effect to the Enel Generación Chile spin-off. Therefore, the one-time Chilean tax benefit was also reflected within equity in Enel Generación Chile’s 2016 financial statements.  No tax benefit will occur as a result of the required recognition of this capital gain in Enel Generación Chile’s future financial statements.

In summary, the total amount (referred to as “spin-off transaction tax effects”) recognized in 2016 within equity consists of the aggregate of (i) the CGT payment; (ii) the one-time tax benefit recognized; and (iii) the reversal of the previously recognized deferred tax liability as the temporary difference reversed once the spin-off transaction was completed.

Enel Generación Chile’s determination to recognize the spin-off transaction tax effects within equity, in the context of an equity transaction, considers that IFRS requires certain specified gains and losses to be recognized outside the income statement, either in other comprehensive income or directly in equity.

IAS 32.35A requires that income tax with respect to distributions to holders of an equity instrument and to transaction costs of an equity transaction should be accounted for in accordance with IAS 12, Income Taxes. Furthermore, IAS 12.61A(b) requires that current taxes should be charged or credited directly to equity when the current tax relates to an item that is recognized, in the same or a different period, directly in equity.  The spin-off transaction tax effects were triggered only as a consequence of the spin-offs completed in April 2016 that were recognized in equity, and therefore Enel Generación Chile accounted for the spin-off transaction tax effects as a deduction from equity based on IAS 12.61A(b).

The accounting entries (in thousands of Chilean pesos) were as follows:

Year 2015	Enel Generación Chile Consolidated

--------------------------1------------------------------
Dr. Income tax expense	5,555,110
Cr. Deferred tax liability		5,555,110

Description: Recognition of deferred tax liability in relation with the existing taxable ‘outside’ temporary difference arising from the investment in the subsidiaries that Enel Generación Chile held in Peru (IAS 12.39).

Year 2016	Enel Generación Chile Consolidated
--------------------------2------------------------------
Dr. Other miscellaneous reserves	100,978,571
Cr. Cash and cash equivalents		100,978,571

Description: Recognition of CGT payment in Peru (IAS 32.35).
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Dr. Income tax payable	27,852,781
Cr. Other miscellaneous reserves		27,852,781

Description: Recognition of one-time tax benefit applicable in 2016 in Chile (IAS 32.35).
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Dr. Deferred tax liability	5,555,110
Cr. Other miscellaneous reserves		5,555,110

Description: Reversal of deferred tax liability due to temporary difference reversed once spin-off transaction was completed (IAS 32.35).

Finally, the spin-off transaction tax effects do not arise from transactions carried out by the new spin-off entity, Endesa Américas, nor from any event or circumstance that occurred after its incorporation as a new entity. Therefore, in substance, the spin-off transaction tax effects are directly attributable to the net assets contributed to create Endesa Américas.

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Should you have any further questions or comments concerning the foregoing responses, please contact the undersigned and any of the people copied below.

Very truly yours,

/s/ Raúl Arteaga E.
Raúl Arteaga E.
Chief Financial Officer
Enel Generación Chile S.A.

Enclosure
cc:	Valter Moro, Chief Executive Officer Paolo Pirri, Chief Accounting Officer
Nicolás Billikopf, Capital Markets & Compliance Director Allen Miller, Norton Rose Fulbright U.S. LLP Sey‑Hyo Lee, Norton Rose Fulbright U.S. LLP